Exhibit (a)(1)(C)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

HD SUPPLY HOLDINGS, INC.

a Delaware corporation

at

$56.00 NET PER SHARE

Pursuant to the Offer to Purchase dated November 24, 2020

by

CORONADO ACQUISITION SUB INC.

a wholly owned subsidiary of

THE HOME DEPOT, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT

12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON WEDNESDAY, DECEMBER 23, 2020, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED

(SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).

November 24, 2020

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Coronado Acquisition Sub Inc., a Delaware corporation (which we refer to as “Purchaser”) and a wholly owned subsidiary of The Home Depot, Inc., a Delaware corporation (which we refer to as “The Home Depot”), to act as Information Agent in connection with Purchaser’s offer to purchase, subject to certain conditions, including the satisfaction of the Minimum Condition, as defined in the Offer to Purchase, any and all of the outstanding shares of common stock, par value $0.01 per share (which we refer to as the “Shares”), of HD Supply Holdings, Inc., a Delaware corporation (which we refer to as “HD Supply”), at a price of $56.00 per Share, net to the seller in cash, without interest, subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 24, 2020 (which we refer to as the “Offer to Purchase”), and the related Letter of Transmittal (which we refer to as the “Letter of Transmittal” and which, together with the Offer to Purchase, each as may be amended or supplemented from time to time, constitutes, and we refer to as, the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

THE BOARD OF DIRECTORS OF HD SUPPLY HAS RECOMMENDED THAT HD SUPPLY STOCKHOLDERS TENDER ALL OF THEIR SHARES TO PURCHASER PURSUANT TO THE OFFER.

The Offer is not subject to any financing condition. The conditions to the Offer are described in Section 15 of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1. The Offer to Purchase;

2. The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with the included Internal Revenue Service Form W-9; and

3. A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 12:00 midnight, New York City time, at the end of the day on Wednesday, December 23, 2020, unless the Offer is extended or earlier terminated.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 15, 2020 (the “Merger Agreement”), among HD Supply, The Home Depot and Purchaser. The Merger Agreement provides, among other things, that as soon as practicable after (but in any event on the same date as) the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into HD Supply (the “Merger”) without a vote of the stockholders of HD Supply, with HD Supply continuing as the surviving corporation in the Merger and thereby becoming a wholly owned subsidiary of The Home Depot.

For Shares to be properly tendered pursuant to the Offer, the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or, in the case of book-entry transfer, either such Letter of Transmittal or an Agent’s Message (as defined in Section 2 of the Offer to Purchase) in lieu of such Letter of Transmittal, and any other documents required in the Letter of Transmittal, must be timely received by American Stock Transfer & Trust Company, LLC (the “Depositary”).

Except as set forth in the Offer to Purchase, Purchaser will not pay any fees or commissions to any broker or dealer or other person, other than to us, as the information agent and American Stock Transfer & Trust Company, LLC as the depositary, for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the undersigned at the address and telephone numbers set forth below.

Very truly yours,

D.F. King & Co, Inc.

Nothing contained herein or in the enclosed documents shall render you the agent of The Home Depot, Purchaser, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Shareholders (toll-free): (800) 628-8510

Banks and Brokers: (212) 269-5550

Email: HDS@dfking.com